# X-Cal Resources Ltd.

**PO Box 48479 Bentall Centre**
**Vancouver, BC V7X 1A0**
**Tel: (604) 662-8245 Fax: (604) 688-7740**


SEC Mail Processing
Section

OCT 26 2009

Washington, DC
110

[redacted]

09047228

October 14, 2009

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

**Re: XCL - EXEMPTION # 82-1655**

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated October 14, 2009).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dw 10/29

# X-Cal Resources Ltd.

**TSX/XCL** **October 14, 2009**

# News Release

## MINERAL RESOURCES AND INVENTORY
## *SLEEPER GOLD PROPERTY, NEVADA*

Higher gold prices have resulted in requests for a re-release of the resource figures for Sleeper, highlighting the gold and silver resources at lower cut-off grades.

X-Cal received an independent resource calculation and mineral inventory from Giroux Consultants Limited of Vancouver, BC for the Sleeper Gold Property (100% X-Cal), located in Humboldt County, Nevada in the form of a comprehensive NI 43-101 technical report authored by Gary H. Giroux MA.Sc., P.Eng and co-authored by Larry Kornze P.Eng and Larry G. Martin CPG in September of 2008.

The release of the above report highlighted gold and silver resources at 0.4 gram per ton cut-off. A number of Nevada gold companies have recently published their resource figures highlighting their inventories at 0.2 gram cut-off.

The following re-release highlights the lower cut-off grade resources* at Sleeper.

**The current gold and silver resources at Sleeper are summarized in Table 1, Table 2 and Table 3 and attached graphics.**

### In-Ground MINERAL INVENTORY: Table 1 and 2

Table 1: SLEEPER ALL BLOCKS CLASSED INDICATED

| Au Cutoff | Tonnes > Cutoff | Grade > Cutoff | | | |
|---|---|---|---|---|---|
| (g/t) | (tonnes) | Au (g/t) | Ag (g/t) | Ounces Au | Ounces Ag |
| *** 0.20** | **84,310,000** | **0.465** | **4.89** | **1,260,000** | **13,260,000** |
| 0.30 | 45,470,000 | 0.654 | 5.38 | 960,000 | 7,870,000 |
| **0.40** | **26,960,000** | **0.868** | **5.80** | **750,000** | **5,030,000** |
| 0.50 | 18,040,000 | 1.077 | 6.39 | 620,000 | 3,710,000 |
| 0.60 | 13,250,000 | 1.269 | 7.01 | 540,000 | 2,990,000 |
| 0.70 | 10,230,000 | 1.453 | 7.67 | 480,000 | 2,520,000 |
| 0.80 | 8,000,000 | 1.650 | 8.40 | 420,000 | 2,160,000 |
| 0.90 | 6,340,000 | 1.859 | 8.84 | 380,000 | 1,801,000 |
| 1.00 | 5,190,000 | 2.062 | 9.47 | 340,000 | 1,581,000 |
| 1.10 | 4,320,000 | 2.266 | 10.16 | 315,000 | 1,411,000 |
| 1.20 | 3,670,000 | 2.466 | 10.82 | 291,000 | 1,277,000 |
| 1.30 | 3,250,000 | 2.623 | 11.27 | 274,000 | 1,178,000 |
| 1.40 | 2,860,000 | 2.796 | 11.75 | 257,000 | 1,081,000 |
| 1.50 | 2,550,000 | 2.961 | 12.00 | 243,000 | 984,000 |
| 1.60 | 2,290,000 | 3.123 | 12.22 | 230,000 | 900,000 |
| 1.70 | 2,040,000 | 3.301 | 12.70 | 217,000 | 833,000 |
| 1.80 | 1,830,000 | 3.479 | 13.19 | 205,000 | 776,300 |
| 1.90 | 1,660,000 | 3.650 | 13.52 | 195,000 | 721,500 |
| 2.00 | 1,510,000 | 3.812 | 13.90 | 185,000 | 674,600 |

| Table 2: SLEEPER ALL BLOCKS CLASSED INFERRED | | | | | |
|---|---|---|---|---|---|
| Au Cutoff | Tonnes > Cutoff | Grade > Cutoff | | | |
| (g/t) | (tonnes) | Au (g/t) | Ag (g/t) | Ounces Au | Ounces Ag |
| *** 0.20** | **117,710,000** | **0.328** | **5.68** | **1,240,000** | **21,480,000** |
| 0.30 | 50,600,000 | 0.437 | 6.17 | 710,000 | 10,040,000 |
| **0.40** | **20,000,000** | **0.587** | **6.60** | **380,000** | **4,240,000** |
| 0.50 | 8,820,000 | 0.770 | 7.46 | 220,000 | 2,110,000 |
| 0.60 | 4,950,000 | 0.949 | 7.39 | 150,000 | 1,180,000 |
| 0.70 | 2,960,000 | 1.152 | 7.68 | 110,000 | 730,000 |
| 0.80 | 1,560,000 | 1.520 | 7.87 | 80,000 | 390,000 |
| 0.90 | 1,010,000 | 1.893 | 7.42 | 60,000 | 241,000 |
| 1.00 | 810,000 | 2.129 | 6.22 | 60,000 | 162,000 |
| 1.10 | 710,000 | 2.277 | 6.02 | 52,000 | 138,000 |
| 1.20 | 630,000 | 2.428 | 6.32 | 49,000 | 128,000 |
| 1.30 | 570,000 | 2.552 | 6.65 | 47,000 | 122,000 |
| 1.40 | 510,000 | 2.684 | 7.04 | 44,000 | 115,000 |
| 1.50 | 480,000 | 2.765 | 7.26 | 43,000 | 112,000 |
| 1.60 | 430,000 | 2.902 | 7.42 | 40,000 | 103,000 |
| 1.70 | 390,000 | 3.047 | 7.35 | 38,000 | 92,000 |
| 1.80 | 360,000 | 3.161 | 7.55 | 37,000 | 87,300 |
| 1.90 | 340,000 | 3.234 | 7.70 | 35,000 | 84,100 |
| 2.00 | 310,000 | 3.324 | 7.60 | 33,000 | 75,800 |

| Table 3: ABOVE-GROUND INFERRED RESOURCE LOCATED IN THE HEAPS AND TAILS – SLEEPER PROJECT | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| AREA | Tons Placed | Tonnes | Average Grade Au | | Au Ounces | Average Grade Ag | | Ag Ounces |
| | | | Au (oz/t) | Au (g/t) | Au Remaining | Ag (oz/t) | Ag (g/t) | Ag Remaining |
| Pad 1 | 7,595,860 | 6,890,919 | 0.015 | 0.501 | 110,935 | | | |
| Pad 2 | 5,981,701 | 5,426,564 | 0.012 | 0.411 | 71,646 | | | |
| Pad 3 | 12,581,794 | 11,414,129 | 0.012 | 0.417 | 152,932 | | | |
| Pad 4 | 9,084,620 | 8,241,513 | 0.012 | 0.419 | 111,046 | | | |
| ROM South | 4,127,400 | 3,744,353 | 0.010 | 0.337 | 40,584 | | | |
| ROM North | 9,484,900 | 8,604,645 | 0.010 | 0.347 | 96,110 | | | |
| Total | 48,856,275 | 44,322,122 | 0.012 | 0.409 | 583,254 | 0.026 | 0.877 | 1,249,983 |
| | | | | | | | | |
| Mill Tailings | 6,600,000 | 5,987,481 | 0.020 | 0.679 | 130,666 | 0.224 | 7.671 | 1,476,748 |
| | | | | | | | | |
| **TOTAL** | **55,456,275** | **50,309,603** | **0.013** | **0.441** | **713,920** | **0.049** | **1.686** | **2,726,731** |

The in-ground resources for the project are located in the Facilities Area, east of the Sleeper Pit and in the West Wood Area, south west of the pit, in the mine site area of the Property (See Attached Graphics).

Facilities contains 1,891 drill holes totaling 242,016 m. West Wood contains 437 drill holes totaling 85,194 m. (see Tables 1 and 2).

Above-ground material, containing gold and silver located in the heap leach pads and tailings at Sleeper is also classified as resource (see Table 3).

Investors are cautioned that the mineral resource figures do not imply economics and are presented for the purpose of inventory and for guiding ongoing work.

A preliminary economic assessment is in progress for Sleeper which will likely focus on the potential of higher grade "in-ground" resources and already mined "above-ground" precious metals within the inventory.

## SUMMARY

A Preliminary Economic assessment of the Sleeper resources is pending.

The attached graphics should assist with visualization of the Sleeper Gold and Silver Resource.

The September 2008 NI 43-101 technical report contains detail on the methods of calculation, quality control and references and is available at www.x-cal.com

The report also documents priority drill targets and includes comprehensive information as required by NI 43-101.

The Sleeper resource occurs within a portion of the 30 square mile district scale property.

The contents of this release have been reviewed by Larry Kornze P.Eng and Larry G. Martin CPG, who are "Qualified Persons" as defined by NI 43-101. Mr. Kornze is a director of X-Cal and Mr. Martin is X-Cal's Senior Geologist.

Quality control and data verification consistent with good industry practice, including use of accredited labs for assays, insertion of standards and check assays have been completed and are documented in detail in the pending NI 43-101 technical report. Drill data attributable to Amax and Placer Dome, which preceded NI 43-101, does not have documentation for sample preparation, bagging, security, and transportation practices. However, summary data sheets and summary reports prepared by these companies and by the analytical labs are available.

See Inventory Graphics (Pages 4 & 5) and caveats (Page 6).

# Sleeper Gold Inventory


3,250,000
3,000,000
2,750,000
2,500,000
2,250,000
2,000,000
1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
0
Ounces Au
Indicated In-Ground Resource
84,310,000 tonnes, 0.47 g/t Au avg. Grade
1,260,000 ozs.
Inferred In-Ground Resource
117,710,000 tonnes, 0.33 g/t Au avg. grade
1,240,000 ozs.
Inferred Above-Ground Resource
50,309,603 tonnes, 0.44g/t Au avg. grade
713,902 ozs.

**X-Cal Resources Ltd. 2008**

# Sleeper Silver Inventory



Ounces Ag
38,000,000
36,000,000
34,000,000
32,000,000
30,000,000
28,000,000
26,000,000
24,000,000
22,000,000
20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Indicated In-Ground Resource
84,310,000 tonnes, 4.9 g/t Ag avg. grade
13,260,000 ozs.
Inferred In-Ground Resource
117,710,000 tonnes, 5.7 g/t Ag avg. grade
21,480,000 ozs.
Inferred Above-Ground Resource
50,309,603 tonnes, 1.69 g/t Ag avg. grade
2,726,731 ozs.


**X-Cal Resources Ltd. 2008**

(1) **Cautionary Note to U.S. Investors concerning estimates of Measured, Indicated and Inferred Resources:** This press release uses the terms "measured", "indicated" and "inferred" "resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.**

**Caution Concerning Forward-Looking Statements**

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

*For further information contact:* ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

*Visit our web site:* www.x-cal.com

*E-Mail: invrel@x-cal.com*